

NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: May 14, 2007
CONTACT: Steven R. Williams - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation Appears Before
NASDAQ Listing Qualifications Panel

Bridgeport, West Virginia... Petroleum Development Corporation (NASDAQ/GSM PETD) participated in a hearing before the NASDAQ Listing Qualifications Panel on May 10, 2007, to present its plan for filing its Form 10-K Annual Report for the fiscal year ended December 31, 2006, and its Form 10-Q Quarterly Report for the quarter ended March 31, 2007. The Company advised the NASDAQ panel that it did not expect to file the Form 10-Q until June 29, 2007. On May 14, 2007, the Company received notice from the NASDAQ staff that the failure to file the Form 10-Q timely could serve as an additional basis for the delisting of the Company's securities, pursuant to Marketplace Rule 4310(c)(14), and that the Panel would consider this additional issue in connection with the May 10, 2007, proceeding.

At the hearing, the Company requested that the NASDAQ Listing Qualifications Panel allow the Company additional time to file its Annual Report on Form 10-K for the period ended December 31, 2006. The Company asserted to the Panel that it anticipates that it will file its Form 10-K on or before May 18, 2007. The Company also requested that the Panel allow the Company until June 29, 2007 to file the Quarterly Report on Form 10-Q for the period ended March 31, 2007.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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120 Genesis Boulevard • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597